Exhibit 99.1

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Tel: 317-6000

Lima, October 28, 2026

Sirs

Superintendencia del Mercado De Valores – SMV

Lima.-

Reference: Material Event

Pursuant to the provisions of Article 30 of the Single Revised Text of the Securities Market Law and the Regulations on Material Events and Reserved Information approved by SMV Resolution No. 005-2014-SMV/01, we hereby report the following:

Today, we received a copy of Official Letter No. 5476-2026-SMV/11.1 (the “Official Letter”), whereby the Superintendency of the Securities Market communicated to Inversiones Aspi S.A. (“Aspi”) certain observations regarding the documentation and information submitted by Aspi in connection with the commencement of the Tender Offer conducted by Aspi for the common voting shares representing the capital stock of Cementos Pacasmayo S.A.A.

A copy of the Official Letter is attached hereto as an Annex.

Sincerely,

CEMENTOS PACASMAYO S.A.A.

José Félix Villafuerte Mendoza

Stock Exchange Representative

Annex: Official Letter No. 5476-2026-SMV/11.1

Digitally signed electronic document within the framework of Law No. 27269, Digital Signatures and Certificates Law, its Regulations, and amendments. The integrity of the document and authorship of the signature(s) may be verified at https://apps.firmaperu.gob.pe/web/validador.xhtml

San Isidro, October 28, 2026

OFFICIAL LETTER Nº 5476-2026-SMV/11.1

Messrs.

Norberto Germán Ledea

Wilter Fernando Vera Franco

Representatives

Inversiones ASPI S.A.

Calle La Colonia No. 150, Urbanización El Vivero Santiago de Surco, Lima.-

Ref.: File Nº 2026046722

I am writing to you regarding the brief filed on October 21, 2026, whereby Inversiones ASPI S.A. (hereinafter, “ASPI” or the “Offeror”), in its capacity as offeror, notified the Superintendency of the Securities Market (SMV) of the commencement of the Subsequent Tender Offer (hereinafter, the “OPA”) to acquire a maximum of 211,882,902 (two hundred eleven million eight hundred eighty-two thousand nine hundred two) common voting shares representing the capital stock of Cementos Pacasmayo S.A.A. (hereinafter, “Pacasmayo”), representing 49.99% of the common shares of said company.

In this regard, upon review of the documentation and information submitted by ASPI and pursuant to Article 16 of the Regulations on Tender Offers and Squeeze-out Offers, approved by CONASEV Resolution No. 009-2006-EF/94.10 and its amending rules¹ (hereinafter, the “OPA Regulations”), your principal is hereby notified of the following observations:

I. Preliminary Matter

The Peruvian securities market is founded on the principles of transparency of information and investor protection, which are essential elements to ensure its proper functioning. Within this framework, information provided to the market must satisfy the standards of truthfulness, sufficiency, clarity, and timeliness, so that investors possess the necessary elements to adopt properly informed investment decisions.

This requirement becomes particularly significant in the context of a public tender offer, insofar as the information contained in the prospectus and other offer documents constitutes a fundamental basis for recipient shareholders to evaluate its terms and conditions and, accordingly, decide whether or not to accept the offer.

In this regard, it should be noted that, by means of a material event dated December 16, 2025², Pacasmayo reported that the majority shareholders of ASPI and Holcim had entered into a share purchase agreement (Share Purchase Agreement, hereinafter “SPA”) for the sale of 99.99% of the shares of ASPI—a company holding 50.01% of the capital stock of Pacasmayo—to Holcim Ltd. (hereinafter, “Holcim”), a Swiss corporation, subject to obtaining the corresponding regulatory approvals.

Subsequently, by means of a material event dated March 30, 2026³, Pacasmayo reported that, all conditions precedent for the closing of the SPA transaction having been satisfied, on said date Holcim had acquired 99.99% of the shares representing the capital stock of ASPI, which holds 50.01% of the capital stock of Pacasmayo. Likewise, in the press release attached to said material event, Holcim stated, among other things, that it intended to initiate a mandatory tender offer process to acquire additional shares of Pacasmayo, in accordance with Peruvian law.

In this context, under the supervisory actions conducted by the General Superintendency of Conduct Supervision (IGSC) concerning the indirect transfer of control of Pacasmayo to Holcim, several information requests were issued regarding the due diligence process conducted on Pacasmayo, in order to ascertain its scope, purpose, results, and the relevant information obtained during said process.

Thus, through Official Letter No. 7312-2025-SMV/11.1 dated December 17, 2025, the IGSC required Pacasmayo to report, among other aspects, on the asset and/or liability valuation process and the due diligence conducted on Pacasmayo and/or ASPI, as well as on the assessment of legal, tax, and labor contingencies, detailing its purpose, scope, and commencement and completion dates. In response, via a material event dated December 22, 2025⁴, Pacasmayo confirmed that a due diligence process had taken place, stating that it had assisted by providing information and that certain corporate representatives had attended meetings with Holcim in connection therewith.

Subsequently, in response to requests made via Official Letter No. 2152-2026-SMV/11.1 dated May 11, 2026, Pacasmayo reported via a material event dated May 22, 2026⁵ that, as informed by Holcim, the due diligence process had been conducted by Holcim with the participation of external legal, tax, and financial advisors. Pacasmayo also noted that, as a result of said process, no valuation reports were issued, but only “due diligence summaries.”

Considering the foregoing, through Official Letter No. 3113-2026-SMV/11.1, Pacasmayo was requested to arrange with Holcim the delivery and disclosure of the “due diligence summaries”; noting that this request was grounded on the fact that these documents contained relevant information for evaluating the indirect acquisition of control and the duty of transparency required in the context of a Subsequent OPA.

In response to Official Letter No. 3113-2026-SMV/11.1, via a material event dated July 15, 2026⁶, Pacasmayo released the communication delivered by Holcim, in which Holcim confirmed the preparation of “due diligence summaries” but declined to provide them, principally asserting their confidential nature and stating that the valuation of the transaction had not been based on said summaries. Furthermore, in that same communication, Holcim stated the following:

“Holcim will provide the supplementary information that may be required for the OPA, without prejudice to its right to request that confidential information related to the valuation of CPAC or any other term of the Transaction receive confidential treatment.”

It should be noted that this statement by Holcim was made in the context of information requests concerning the Share Purchase Agreement (SPA), its annexes, the economic terms of the transaction, and information associated with the valuation of Pacasmayo, including due diligence processes.

On this point, it must be underscored that information regarding the economic terms of the indirect acquisition of control of Pacasmayo, the consideration paid, and any ancillary undertakings is particularly relevant to the target shareholders of the OPA, as it discloses the terms under which the change of control took place and equips offerees with greater elements to evaluate the economic terms of the OPA.

Accordingly, the information presented in connection with the OPA must be sufficient, clear, and consistent with the aforementioned record, so that shareholders may reach an informed decision regarding the acceptance or rejection of the offer, without the use of a corporate vehicle other than Holcim to launch the offer resulting in a dilution of the required transparency standards, as conveyed in Official Letter No. 5172-2026-SMV/11.1, by which Holcim was notified of the resolutions adopted by the Board of Directors of the SMV.

Notwithstanding the foregoing, it is observed that the documentation submitted by ASPI in connection with the OPA does not correspond to the previously cited information disclosed to the Peruvian securities market, nor to the statements made by Holcim during the supervisory actions carried out by the IGSC.

Additionally, considering that ASPI is conducting, simultaneously with the OPA in Peru, an acquisition offer in the United States of America (hereinafter, the “U.S. Offer”), the details of which are set out, among other documents, in the document titled “Offer to Purchase, dated October 22, 2026,” filed as Exhibit (a)(1)(A) to Schedule TO before the U.S. Securities and Exchange Commission (SEC), it has been observed that said document contains information regarding the transaction history, the development of the multiple due diligence processes conducted, and the itemization of the valuation formulated by Holcim for the acquisition of ASPI, among other relevant aspects, which were not timely disclosed to the Peruvian securities market and are not being included in the Prospectus of the OPA; which would constitute an infringement of the principle of information transparency.

Consequently, pursuant to Article 56, item g), of the OPA Regulations⁷, your principal is urged to ensure that the documentation for both offers is consistent regarding the history of the indirect acquisition of control of Pacasmayo, its economic terms, the Offeror’s purposes, and all other aspects material to the decision of the shareholders. In particular, relevant information disclosed under the U.S. Offer that is applicable to the Subsequent OPA must be incorporated into the Prospectus and other corresponding documents, to prevent information asymmetries among the offerees of both offerings.

II. Submission of Information Related to the Transaction that Triggered the OPA

Pursuant to Section II of Annex II of the OPA Regulations⁸, the following is required:

●	2.1. Taking into consideration the matters cited in Section I above, Holcim’s status as a jointly and severally liable party for the OPA, and the information requests issued by the IGSC, ASPI, in its capacity as Offeror, is required to incorporate into the Prospectus and other relevant OPA documents, in a clear, express, and detailed manner, the relevant information regarding the following:

o	2.1.1. It must attach as an annex to the Prospectus an uncertified copy of the SPA, together with an uncertified Spanish translation thereof, identifying the individual acting as translator.

o	2.1.2. In Section IV “INFORMATION ABOUT THE OFFER,” item L “TRANSACTION GIVING RISE TO THE OBLIGATION TO MAKE THE TENDER OFFER,” it must include the transaction history disclosed in the prospectus of the U.S. Offer, as well as a summary comprising the principal terms and conditions of the SPA, including the economic terms of the transaction, agreed consideration, price adjustment mechanisms, and other provisions relevant for offeree shareholders to evaluate the terms of the OPA.

o	2.1.3. It must attach as annexes to the Prospectus copies of the documents containing the results of the due diligence process conducted by Holcim on Pacasmayo, including the so-called “due diligence summaries,” together with an uncertified Spanish translation thereof, identifying the individual acting as translator. Furthermore, it must include in the Prospectus a description of the primary findings and identified contingencies that are material for offeree shareholders to make an informed decision regarding acceptance of the OPA.

●	2.2. Considering the simultaneous execution of the U.S. Offer, the Offeror must review and supplement the information contained in the Prospectus and other corresponding OPA documents so that they conform to the disclosures made in the “Offer to Purchase, dated October 22, 2026” and other documents of said offer. To this end, the Offeror must incorporate into the Prospectus the relevant information—translated into Spanish—for offerees of the Subsequent OPA that is developed in greater detail in the U.S. Offer documentation, including items from the sections “Special Factors” and “The U.S. Offer,” such as:

o	2.2.1. The background and chronology of the transaction since April 2025 set forth in the section “Background,” including negotiations, the involvement of advisors, and the criteria utilized to determine its value.

o	2.2.2. The grounds for the Offeror’s position regarding the fairness of the offers to unaffiliated shareholders set forth in “Position of Purchaser Regarding Fairness of the Offers,” specifying their scope and distinguishing them from the conclusions of the independent valuation firm.

o	2.2.3. The economic interests and actual or potential conflicts of interest described in “Interests of Certain Persons in the Offers.”

o	2.2.4. The effects of the offers and subsequent plans concerning Pacasmayo, including implications for those who retain their securities, as described in “Effects of the Offers.”

o	2.2.5. The conditions and extension scenarios set forth in “Extension of Tender Offer Period and Amendments” and “Terms of the U.S. Offer,” explaining their impact on the term and execution of the Subsequent OPA.

III. Regarding the Prospectus

●	3.1. In the Statements of Responsibility of the Offeror and Holcim, the Offeror must identify and include the signatures of the principal executive, legal, accounting, and financial officers of ASPI and Holcim; or, failing that, state in said declarations that the representatives executing them possess sufficient powers to assume responsibility for the content of the prospectus, acting as principal executive, legal, accounting, and financial officers of ASPI and Holcim, pursuant to item m) of Section II and the final paragraph of Annex II of the OPA Regulations.

●	3.2. In Section II “EXECUTIVE SUMMARY”:

o	3.2.1. Under the heading “Place and Form of Acceptance of the Offer,” it is stated that acceptance is made through physical delivery of the Acceptance Letter; however, in item H of Section IV of the Prospectus, it is stated that acceptance may take place via email or in physical form; therefore, the text of both sections must be reviewed and harmonized, as appropriate (including in the offer notice).

●	3.3. In Section III “INFORMATION ABOUT THE OFFEROR”:

o	3.3.1. In item A “GENERAL INFORMATION”:

■	(i) Complete the information regarding the members of the Board of Directors and the General Management of Holcim, indicating their shareholdings in the company or, alternatively, expressly declaring that they do not hold shares issued by the Offeror or by Holcim, as applicable.

o	3.3.2. In item B “INFORMATION ABOUT THE ECONOMIC GROUP”:

■	(i) Standardize references to the name of the economic group, given that subsection (a) of numeral 3 of item B of Section III of the Prospectus states that the business name is “Grupo Holcim Pacasmayo,” whereas in other sections of the Prospectus and its annexes the designations “Grupo Holcim” or “Grupo Económico Holcim” are used.

■	(ii) Present the information on the economic group in compliance with the Economic Group Information Forms approved by Superintendent Resolution No. 083-2016-SMV/02⁹; without prejudice thereto, it is noted that:

●	The percentages of the main lines of business of the economic group have not been stated.

●	In the list of entities comprising the economic group, the Offeror must indicate whether or not they have securities listed on one or more international organized markets, stating the name and country of said market(s).

■	(iii) Review and reconcile the information stated in the Prospectus and in its Annexes II (“Economic Group Information”) and III (“Economic Group Diagram”) to ensure mutual consistency, considering that, among others, the following discrepancies were noted:

●	In numeral 3, item (b), it is stated that the economic group operates in forty-three (43) countries; however, the list provided contains only forty-one (41) countries.

●	The Prospectus states that information regarding the economic group is submitted to the SIX Swiss Exchange, whereas the “Economic Group Regulatory Authorities Report” in Annex II identifies the Swiss Financial Market Supervisory Authority (FINMA).

o	3.3.3. In item E “AGREEMENTS BETWEEN THE OFFEROR, HOLCIM, AND MEMBERS OF THE GOVERNING BODY OF THE TARGET COMPANY,” numeral 1 “Agreements with Members of the Governing Body of the Target Company,” the Offeror must expand the disclosure regarding the employment agreements with Messrs. Simon Rolf Kronenberg and Santiago Maria Ojea Quintana, identifying the contracting parties and detailing their purpose, term, and principal terms and conditions relevant to OPA offerees. In particular, it must clarify whether such contracts contain clauses regarding change of control, retention in office, variable compensation, incentives, indemnities, or other benefits linked to the transaction or the outcome of the OPA.

o	3.3.4. In item F “AGREEMENTS BETWEEN THE OFFEROR AND SHAREHOLDERS THAT COULD INFLUENCE THE DECISIONS OF POTENTIAL ACCEPTING SHAREHOLDERS,” numeral 3 “Price Equivalence,” although your principal declares that no independent valuation of Pacasmayo was performed, it must explain how the consideration for the acquisition of Pacasmayo shares was established, taking into account that the material event of August 24, 2026¹⁰ (in response to Official Letter No. 3910-2026-SMV/11.1) confirmed that the total economic value attributed to 50.01% of Pacasmayo indirectly acquired by Holcim was S/ 1,850,370,000, as also disclosed in the U.S. Offer prospectus.

o	3.3.5. In item G “ECONOMIC AND FINANCIAL CONDITION OF THE OFFEROR”:

■	(i) In numeral 1 “Economic Activities,” include a description of the economic activities of Holcim in its capacity as jointly and severally liable entity.

■	(ii) In numeral 2 “Economic and Financial Condition,” include, in addition to the reference to Holcim’s financial statements, an express reference to Annex X “Report on Accounting Differences,” stating that it contains the primary differences between the accounting framework applied in the preparation of said financial statements and the regulatory regime in force in Peru.

●	3.4. In Section IV “INFORMATION ABOUT THE OFFER”:

o	3.4.1. In item H “FORMALITIES TO BE SATISFIED FOR ACCEPTANCE OF THE OPA,” specify the mechanisms through which U.S. residents may accept the Subsequent OPA. In addition, specify—in accordance with the disclosures in the U.S. Offer document “Offer to Purchase, dated October 22, 2026”—the mechanisms available to holders of ADSs to participate in the Subsequent OPA in Peru.

o	3.4.2. In item M “PURPOSE OF THE OFFER AND PLANS REGARDING THE TARGET COMPANY,” harmonize the content with the subsection “Plans for the Company” of numeral 2 (“Purpose and Reasons for the Offers; Going Private Transaction; Plans for the Company”)¹¹ of the U.S. Offer document “Offer to Purchase, dated October 22, 2026,” which refers to potential changes that could be carried out in the target company, such as modifications to its business, corporate structure, organizational documents, capitalization, management, business development opportunities, indebtedness, dividend policy, or Board of Directors.

IV. Regarding the Offer Notice

The Offeror must clarify that holders of common shares who qualify as residents of the United States of America may elect to accept either the OPA in Peru or the U.S. Offer, setting forth, if applicable, the intermediate steps required for their participation, consistently with item H of Section IV of the Prospectus.

V. Regarding the Guarantee of the Subsequent OPA

With respect to Bank Guarantee Letter (carta fianza) Nº 0011-0708-9800194993-56, the Offeror must clarify the scope of the notation “GUARANTEE ISSUED BY ORDER AND FOR THE ACCOUNT OF BBVA GERMANY” (“FIANZA EMITIDA POR ORDEN Y CUENTA BBVA ALEMANIA”), identifying the circumstances surrounding said entity’s involvement in the transaction, given that the OPA documents state that this guarantee was issued by Banco BBVA Perú.

The observations set forth above must be remedied within a period not exceeding three (03) business days, counted from the business day following service of this official letter. Any correction made to an OPA document must likewise be incorporated into the other offer documents where relevant, and all information submitted by the Offeror in connection with the OPA, including financial information, must remain updated until the observations raised are addressed. Furthermore, copies of the offer notices published pursuant to Article 13 of the OPA Regulations must be submitted.

Considering that ASPI is conducting the U.S. Offer simultaneously with the OPA in Peru, the Offeror is reminded that, pursuant to Article 59¹² of the OPA Regulations, any adjustment of the validity period or other terms of the OPA to the international terms of the U.S. Offer requires the prior approval of the SMV.

Furthermore, in accordance with the express request in your filing and Articles 20, paragraph 20.4, and 113, paragraph 5, of the Single Revised Text of the General Administrative Procedure Law, Law No. 27444, approved by Supreme Decree No. 006-2026-JUS, this official letter shall be served at the following email addresses: contactobbvasab.group@bbva.com, jvelez@munizlaw.com, carata@munizlaw.com, and rizquierdo@munizlaw.com.

Finally, it is noted that the formulation of the aforementioned observations has been conducted on the basis of the information prepared and submitted by the Offeror during the course of the administrative proceeding; accordingly, no administrative verification or auditing activities have been performed on such information. The legal provisions cited herein, as well as the applicable administrative procedures, have been taken as a benchmark, which neither presumes nor implies any examination or assessment of the completeness or accuracy of such information or of the economic-financial condition of the Offeror.

Without anything further, I remain yours truly.

Sincerely,

César Figueroa Benites

Acting General Superintendent (Intendente General (e)

General Superintendency of Conduct Supervision

JVB/MAD
BMP/JCG

CC: Holcim Ltd. BBVA Bolsa Sociedad Agente de Bolsa S.A. Muñiz, Olaya, Meléndez, Castro & Ono Abogados Bolsa de Valores de Lima S.A. Cementos Pacasmayo S.A.A.

Footnotes in Original Document:

¹	It is noted that, pursuant to numeral 1 of the Sole Transitory Complementary Provision and the Second Repealing Complementary Provision of SMV Resolution No. 008-2026-SMV/01 (hereinafter, the “Resolution”), this Subsequent Tender Offer is governed by the Regulations on Tender Offers and Squeeze-out Offers, approved by CONASEV Resolution No. 009-2006-EF/94.10, and by the Rules approved by Management Resolution No. 025-2006-EF/94.45, in their texts in force prior to the amendments introduced by the Resolution, given that the obligation to formulate the Subsequent OPA arose prior to its entry into force and Holcim Ltd. communicated to the SMV its decision not to opt into the regime approved by said Resolution.

²	File No. 2025054427. Web link: https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={F0AD259B-0000-C010-A60A-03D8F3040112}

³	File No. 2026014801. Web links: https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={A07C409D-0000-CE15-B31D-F82B0F9A0B59} and https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={B07C409D-0000-C81A-AD1E-6131EE83BD54}

⁴	File No. 2025055235. Web link: https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={E0E3479B-0000-CF14-8561-BD75031B9CE7} and https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={D0E3479B-0000-C016-A6C2-614A8BDABB43}

⁵	File No. 2026024561. Web link: https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={A000289E-0000-C016-A2E5-FEB122FB8D4F}

⁶	File No. 2026032265. Web link: https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={B004699F-0000-CB1B-8C64-B0A70F8022DB}

⁷	“Article 56.- ADDITIONAL OBLIGATIONS. The launch of an OPA or, as the case may be, an OPC, creates the following additional obligations and consequences: [...] g) CONASEV may require from any of the participating parties to the OPA or OPC all information concerning the offer or competing offer, as well as demand corrections and supplementary elements, whenever it deems the information provided to be insufficient, incomplete, inaccurate, or false.”

⁸	“ANNEX II. CONTENT OF THE OPA PROSPECTUS (...) II. Information about the OFFER: (...) Furthermore, CONASEV, ex officio, may require from the offeror and third parties any other information not provided for in the preceding article whenever this is material for investors to make the decision whether or not to accept the OPA. The offeror and the target company shall disclose to the market in a sufficient and timely manner the additional information requested by CONASEV, without prejudice to this agency ordering its disclosure through the Public Registry and the corresponding stock exchange.” (Emphasis and underlining added).

⁹	Superintendent Resolution No. 083-2016-SMV/02: https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={2DA97F6D-6835-4557-8427-1F19A39D2D8C}. Economic Group Information Forms: https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc=%7B4738A812-BC35-44AC-A461-4154D4519B2F%7D

¹⁰	File No. 2026038512. Web link: https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={701937A0-0000-C21F-8382-1D7A408E41C9}

¹¹	Web link: https://www.sec.gov/Archives/edgar/data/1221029/000114036126040406/ny20083368x1_exa1a.htm#tPROT

¹²	“Article 59.- CONFORMITY WITH INTERNATIONAL TERMS. Where the offers provided for in the Regulations are carried out simultaneously abroad, the term of the OPA and other conditions thereof may, with the prior approval of CONASEV, be adapted to international terms.”

Institutional contact details in original footer: Av. Paseo de la República 3617, San Isidro | Switchboard: 610-6300 | www.smv.gob.pe | Perú Responde.